Exhibit 99.3

PROXY STATEMENT

This Proxy Statement is being furnished pursuant to the Proxy Form for the Annual General Meeting (“AGM”) of Himax Technologies, Inc. (“Himax” or the “Company”) to be held on August 16, 2022 at 09:30 a.m. (Taiwan time).

I.	SHAREHOLDER(s) ADOPTION OF THE COMPANY’S 2021 AUDITED ACCOUNTS AND FINANCIAL REPORTS

The Company seeks shareholder adoption of the Company’s 2021 audited accounts (the “Audited Accounts”), which have been prepared according to International Financial Reporting Standards as issued by the International Accounting Standards Board, in respect of the financial year ended December 31, 2021. Along with the Audited Accounts, the Company seeks shareholder adoption of the report of the auditors in respect of the same financial period (the “Reports of the Auditors”). A copy of each of the Company’s Audited Accounts and the Reports of the Auditors is included in the 2021 Himax Annual Report which will be available on the Company’s website (https://www.himax.com.tw/investors/financial-information/).

The affirmative vote of a majority of the votes cast at the AGM by the shareholders entitled to vote thereon is required for this proposal.

The Board of Directors of the Company (the “Board of Directors”) recommends a vote FOR this proposal.

II.	RETIREMENT OF THIS TERM OF THE INDEPENDENT DIRECTOR OF MR. HSIUNG-KU CHEN AND NEW ELECTION OF MR. LIANG-GEE CHEN AS AN INDEPENDENT DIRECTOR OF THE COMPANY

Mr. HSIUNG-KU CHEN will properly retire from his independent directorship position at Himax Technologies, Inc. this year.

Meanwhile, Dr. LIANG-GEE CHEN is the candidate appropriate in Board of Directors reasonable views for newly electing as an independent director of Himax. A brief introduction of Dr. LIANG-GEE CHEN is as followings:

Mr. LIANG-GEE CHEN (“Dr. Chen”) now serves as Emeritus Professor of Department of Electrical Engineering, National Taiwan University. Dr. Chen holds a B.S. and M.S. and Ph.D. degree in Electrical Engineering from National Cheng Kung University. Dr. Chen has previous served several roles including as Minister of Ministry of Technology and Science, Deputy Minister of Ministry of Education, Executive Vice President for Academics and Research of NTU, Vice Dean Officer for College of Electrical Engineering and Computer Science of NTU, and President of National Applied Research Laboratories. Dr. Chen has thorough and extensive professional expertise and experience across the industry, government, and academia. He has devoted the Electrical Engineering specificity on VLSI design for Multimedia Processing System. He received the IEEE Fellow in 2001, TWAS Engineering Science Medal in 2010 and Fellow of National Academy of Innovators in 2016.

The affirmative vote of a majority of the votes cast at the AGM by the shareholders entitled to vote thereon is required for this proposal with respect of the new election of Mr. LIANG-GEE CHEN as an Independent Director of Himax (the Company).

The Board of Directors recommends a vote FOR this proposal.

III.	TO AMEND AND RESTATE THE COMPANY’S AMENDED AND RESTATED 2011 LONG-TERM INCENTIVE PLAN INCLUDING ITS 1ST AND 2ND EXTENSION UNDER THE 3RD EXTENSION AMENDMENT BY ADDITIONALLY EXTENDING ITS DURATION FOR THREE (3) YEARS TO SEPTEMBER 6, 2025

The Company seeks shareholder adoption on subject that the 3rd Extension Amendment of Three (3) Years proposal in respect of the Expiration Date of Company’s 2011 Long-Term Incentive Plan and its 1st Extension and 2nd Extension Schemes. Explicitly, the 2011 Long-Term Incentive Plan and its 1st Extension and 2nd Extension Schemes (collectively referred to as the “Plan”) as accumulated duration for years have been duly approved by Directors of the Company and the AGM held in 2011, 2016 and 2019 irrespectively, which Plan will become expired on September 6, 2022 of this year. The Plan has afforded the Company’s employees, directors and service providers, and the employees, directors and service providers of the Company’s subsidiaries and affiliates with qualification and the opportunity to acquire equity interests of the Company based on their individual service contributions.

In comparison with total amount 20 million of “AUTHORISATION SHARES” in the Plan, there will be remaining as equal around “10.2 million Shares” currently as the residual for the remaining quota applicable for the Plan provided to deploy the implementations applicable in subsequent year(s). The unused residual for the remaining quota Shares above-mentioned is at ration around 51% of the 20 million of total AUTHORISATION SHARES of Plan. To efficiently sustain remaining quota of unused Shares aforesaid of the Plan therefrom, the Company would like to propose to duly extend in respect of the Expiration Date of the Plan by additional Three (3) Years to September 6th, 2025 under the proposal 3rd Extension Amendment of the Plan hereto other than to arrange and renew full new Long-Term Incentive Plan. A copy of the “3rd Extension Amendment of the Plan” Proposal is as attached hereto.

Adoption of this proposal requires the affirmative vote of a majority of the votes cast at the AGM by the shareholders entitled to vote thereon.

The Board of Directors recommends a vote FOR this proposal.

IV.	OTHER MATTERS

As of the date of this Proxy Statement, Himax does not intend to present and has not been informed that any other person of the Member intends to submit into the competent and approval of Company “Board of Directors” so to present any business matter not specified in this Proxy Statement for action in accordance with its governing jurisdiction regulatory rule and Company Amended and Restated Article of Association at the annual general meeting.

Shareholders are urged to sign the enclosed proxy form and to return it promptly in the enclosed envelope. Proxies will be voted in accordance with shareholders’ directions. Signing the proxy form does not affect a shareholder’s right to vote in person at the meeting, and the proxy may be revoked prior to its exercise by appropriate notice to the undersigned. If no directions are given in the voting card, proxies will be voted for the:

1.	Adoption of Himax’s 2021 Audited Accounts and Financial Reports, and;

2.	Newly elect Mr. LIANG-GEE CHEN as an Independent Director of the Company, and;

3.	To amend and restate the Company’s Amended and Restated 2011 Long-Term Incentive Plan including its 1st and 2nd extension under the 3rd Extension Amendment by additionally extending its duration for three (3) years to September 6, 2025.

Himax Technologies, Inc.
By:
	Name:	Jordan Wu
	Title:	Director, CEO and President